AB

Vf 5-24-02

RECEIVED MAY 20 2002 155 SEC MAIL PROCESSING SECTION WASH, D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

02022266

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-36673

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WALL STREET EQUITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 EXCHANGE PLACE
(No. and Street)

NEW YORK (City) NEW YORK (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD E. BERTI 212-425-4768
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KOSHERS & COMPANY
(Name — *if individual, state last, first, middle name*)

1094 MERRICK AVENUE (Address) MERRICK (City) NY (State) 11566 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 31 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald E. Berti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Equities Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Ronald E. Berti
Signature

Treasurer
Title

Lisa A. Rebello
Notary Public

LISA A. REBELLO
Notary Public, State of New York
No. 01RE6020386
Qualified in Queens County
Commission Expires March 1, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET EQUITIES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

AND ADDITIONAL INFORMATION

DECEMBER 31, 2001

KOSHERS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

STEPHEN KOSHERS, C.P.A.
MITCHELL H. KOSHERS, C.P.A.

JOSEPH CIPOLLONE, C.P.A.
BRYAN KOSHERS, C.P.A.

Wall Street Equities, Inc.
40 Exchange Place
New York NY 10005

Dear Sirs:

We have audited the accompanying statement of financial condition of Wall Street Equities, Inc. as of December 31, 2001 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Wall Street Equities, Inc. at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Koshers & Company

February 5, 2002
Merrick, New York

1094 MERRICK AVENUE • MERRICK, NEW YORK 11566 • (516) 481-1515 • FAX (516) 481-1784

Exhibit A

WALL STREET EQUITIES, INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2001

ASSETS

Cash in Banks	$ 610,548
Cash in "Reserve Account for Exclusive Benefits of Customers" (Note 2)	12,533,353
Accounts Receivable:	
Due from Customers & Non-Customers	143,184
Fail to Deliver	-0-
Due from Brokers	2,720
Stocks and Warrants	39,370
Fixed Assets Less: Accumulated Depreciation of $532,264	105,990
Service Marks	5,322
Deposits with Clearing Organization	145,829
Security Deposits	23,245
Other Assets	48,720
Corporate Tax Receivables	237,903
TOTAL ASSETS	$13,896,184

The Accompanying Notes Are An Integral Part of This Financial Statement.

Exhibit A-1

WALL STREET EQUITIES, INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2001

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts Payable:	
Due to Customers & Non-Customers	$ 12,397,653
Due to Clearing Organizations	168,292
Securities Short at Market	743
Fail to Receive	548
Accrued Taxes and Expenses	107,516
Total Liabilities	12,674,752
STOCKHOLDERS' EQUITY	
Common Stock	50,100
Preferred Stock	700,000
Retained Earnings	471,332
Total Stockholders' Equity	1,221,432
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 13,896,184

The Accompanying Notes Are An Integral Part Of This Financial Statement.

Exhibit B

WALL STREET EQUITIES, INC.
STATEMENT OF OPERATIONS
FOR THE TEN YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commissions	$ 527,091
Trading Income	727,980
Other Income including Interest and Dividends	715,059
Total Revenue	1,970,130
EXPENSES	
Officers' Compensation	516,312
Employees' Compensation and Payroll Taxes	485,316
Clearance and Other Fees	147,834
Equipment and Occupancy Costs	538,084
Advertising and Promotion	124,575
Communications	159,876
Regulatory Fees and Expenses	38,367
Other Operating Expenses	898,780
Total Expenses	2,909,144
NET INCOME/(LOSS) BEFORE PROVISION FOR CORPORATE TAXES	(939,014)
PROVISION FOR FEDERAL CORPORATE TAXES	232,867
NET INCOME/(LOSS)	$ (706,147)

The Accompanying Notes Are An Integral Part Of These Financial Statements.

Exhibit C

WALL STREET EQUITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Total	Common Stock	Preferred Stock	Retained Earnings
Balances, December 31, 2000	$1,627,579	$ 50,100	$ 400,000	$1,177,479
Additions	300,000	-0-	300,000	-0-
Deductions	-0-	-0-	-0-	-0-
Net Income/(Loss)	(706,147)	-0-	-0-	(706,147)
Balances, December 31, 2001	$1,221,432	$ 50,100	$ 700,000	$ 471,332

The Accompanying Notes Are An Integral Part Of This Financial Statement.

Exhibit D

WALL STREET EQUITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash Received from Operations	$ 2,008,066
Cash Paid for Operating Expenses and Taxes	(5,798,876)
NET CASH PROVIDED BY OPERATING ACTIVITIES	(3,790,810)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Fixed Assets	(3,731)
Issuance of Preferred Stock	300,000
NET (DECREASE) IN CASH	(3,494,541)
CASH AT BEGINNING OF YEAR	16,638,442
CASH AT END OF YEAR	$13,143,901

The Accompanying Notes Are An Integral Part Of This Financial Statement.

Exhibit D-1

WALL STREET EQUITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Reconciliation of Net Income to Net Cash Used by Operating Activities	
NET INCOME/(LOSS)	$ (706,147)
Adjustments to Reconcile Net Income to Net Cash Used by Operating Activities	
Depreciation	55,392
CHANGES IN ASSETS AND LIABILITIES	
DECREASE/(INCREASE) IN ASSETS	
Accounts Receivable	(37,936)
Stocks and Warrants	31,322
Prepaid Expenses	(277,395)
Security Deposits	-0-
Deposits with Clearing Organization	221,940
Service Marks	-0-
INCREASE/(DECREASE) IN LIABILITIES	
Accounts Payable	(2,753,121)
Accrued Taxes and Expenses	(324,865)
Total Adjustments	(3,084,663)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ (3,790,810)

The Accompanying Notes Are An Integral Part Of This Financial Statement.

WALL STREET EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Depreciation is provided on an accelerating basis using estimated useful lives of seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

NOTE 2 - RESERVE BANK ACCOUNT

The Company is required to maintain a "Special Reserve Account for the Exclusive Benefit of the Customers" under Rule 15C3-3 (See FOCUS report schedule for required reserve computation at December 31, 2001).

NOTE 3 - LEASE COMMITMENTS

The Company's New York office is rented through December 31, 2002. The annual rent is approximately $230,000. The Company's Florida office is rented through September 30, 2005. The annual rent is approximately $26,800.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ration would exceed 10 to 1). At December 31, 2001, the Company had net capital of $794,347 which was $276,356 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 34.79% as of December 31, 2001.

NOTE 5 - DETERMINATION OF RESERVE REQUIREMENTS

There are no differences between the 12/31/01 annual audited report and the 12/31/01 quarterly unaudited report in this category.

NOTE 6 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

NOTE 7 - PAYABLE TO CLEARING ORGANIZATIONS

The payable to clearing broker is for customers' transactions and is collateralized by customers' securities.

NOTE 8 - INCOME TAXES

At December 31, 2001 the Company has available net operating loss carryback of approximately $706,000 for Federal income tax purpose. It is the Company's intent to file for these carryback losses as soon as the fiscal year ends and receive tax refunds of approximately $238,000.

KOSHERS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

STEPHEN KOSHERS, C.P.A.
MITCHELL H. KOSHERS, C.P.A.

JOSEPH CIPOLLONE, C.P.A.
BRYAN KOSHERS, C.P.A.

WALL STREET EQUITIES, INC.
INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION
REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
Wall Street Equities, Inc.
40 Exchange Place
New York, New York

We have audited the financial statements of Wall Street Equities, Inc. for the year ended December 31, 2001 and have issued our report thereon dated February 5, 2002. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KOSHERS & COMPANY
Koshers & Company

Merrick, New York
February 5, 2002

1094 MERRICK AVENUE • MERRICK, NEW YORK 11566 • (516) 481-1515 • FAX (516) 481-1784

Schedule 1

WALL STREET EQUITIES, INC.
STATEMENT OF NET CAPITAL
DECEMBER 31, 2001

NET CAPITAL	
Total Stockholders' Equity	$1,221,432
DEDUCTIONS AND/OR CHARGES	
Furniture and Equipment - Net	105,990
Other Non-Allowable Assets	315,190
	421,180
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	800,252
HAIRCUTS ON SECURITIES	(5,905)
AGED FAILS	-0-
NET CAPITAL	$ 794,347
ADJUSTED AGGREGATE INDEBTEDNESS	$ 276,356
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	34.79%
MINIMUM NET CAPITAL REQUIRED	$ 250,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIRED	$ 544,347

NOTE: The differences between the computation of net capital calculated above and the company's computation included in Part IIA of Form X-17a-5 as of December 31, 2001 are due to tax and other accruals and are not considered material.

See Auditor's Report on Supplementary Information.

Schedule II

WALL STREET EQUITIES INC.
AS OF DECEMBER 31, 2001

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.

Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):

	$ 0
A. Number of items	0

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from normal business operations as permitted under rule 15c3-3. $ 0

A. Number of items	0

KOSHERS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

STEPHEN KOSHERS, C.P.A.
MITCHELL H. KOSHERS, C.P.A.

JOSEPH CIPOLLONE, C.P.A.
BRYAN KOSHERS, C.P.A.

To The Board of Directors
Wall Street Equities, Inc.

In planning and performing our audit of the consolidated financial statements of Wall Street Equities, Inc. (the Company), for the year ended December 31, 2001 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally

1094 MERRICK AVENUE • MERRICK, NEW YORK 11566 • (516) 481-1515 • FAX (516) 481-1784

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5)(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Koshers & Company
Koshers & Company

Merrick, NY
February 5, 2002